March 2, 1998

VIA MODEM

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re: BankUnited Financial Corporation and BankUnited Capital III Withdrawalof Form 8-A

Dear Madam or Sir:

         On behalf of our client, BankUnited Financial Corporation (the "Company"), we hereby request withdrawal of the Form 8-A Registration Statement, File No. 000-21850 and 000-21850-03, which was filed on February 25, 1998.

         Please call the undersigned at (305) 442-4994, extension #26 if you have any questions or comments regarding the foregoing.

                                                            Very truly yours,

                                                            /s/ MARSHA D. BILZIN
                                                            --------------------
                                                            Marsha D. Bilzin

MDB/LIZ